Exhibit 99.2

xchange tec.inc

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON January 24, 2025
(OR ANY ADJOURNMENTS THEREOF)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of XChange TEC.INC, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), of proxies from the holders of the issued class A ordinary shares, par value US$0.0000001 per share and class B ordinary shares, par value US$0.0000001 per share of the Company (collectively the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held on January 24, 2025 at 7:00 a.m. (Beijing time) at No.801, Building 1, 1136 Xinzha Road, JingAn District, Shanghai, China, and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on December 26, 2024 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each holder of class A Ordinary Shares is entitled on a poll to one vote for every such fully paid share held by him and each holder of class B Ordinary Shares is entitled on a poll to ten votes for every such fully paid share held by him. The quorum for the AGM is one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of the Company’s share capital in issue throughout the meeting.

Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act directly through the depositary of the Company’s ADS program The Bank of New York Mellon (the “Depositary”), if the ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. The resolutions put to the vote at the AGM will be decided by poll.

The Ordinary Shares represented by all properly executed proxies and returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote or abstain the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialled on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted or abstained by the persons named therein in accordance with their discretion. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its offices at Company’s Shanghai office at No.801, Building 1, 1136 Xinzha Road JingAn District, Shanghai, China, Attention: Yong Zhang, as soon as possible and in any event no later than 7:00 am on January 11, 2025(Beijing time) or (ii) by attending and voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s Shanghai office at No.801, Building 1, 1136 Xinzha Road JingAn District, Shanghai, China, Attention: Yong Zhang, as soon as possible and in any event no later than 7:00a.m. on January 22, 2025 (Beijing time).

XCHANGE TEC.INC

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to Be Held on January 24, 2025
(or any adjourned meeting thereof)

We, ____________________ of ____________________, being the registered holder of __________ Class A ordinary shares, par value US$0.0000001 per share / ______________________________ Class B ordinary shares, par value US$0.0000001 per share ( the “Shares”)1 of XChange TEC.INC (the “Company”) hereby appoint _________________, or failing him/her, the Chairman of the annual general meeting of the Company (the “AGM”)2, as our proxy to attend and act on our behalf at the AGM to be held on January 24, 2025 at 7:00 (Beijing time), and at any adjournment(s) thereof. Our proxy is instructed to vote on a poll on the ordinary or special resolutions in respect of the matters specified in the Notice of the AGM as indicated below, and on any resolution or motion which is proposed thereat, or if no such indication is given below, as my/our proxy thinks fit3:

No.	RESOLUTIONS	FOR	AGAINST	ABSTAIN

ORDINARY RESOLUTIONS

1.

THAT:

(a)    every one hundred thousand (100,000) issued and unissued shares of the Company of a nominal or par value of US$0.0000001 each (the “Existing Shares”) be consolidated into one (1) share of a nominal or par value of US$0.01 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed from (a) US$48,000,000 divided into 480,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 419,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 60,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each; to (b) US$48,000,000 divided into 4,800,000,000 shares of a nominal or par value of US$0.01 each, of which 4,195,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.01 each, 600,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.01 each and 5,000,000 are Preferred Shares of a nominal or par value of US$0.01 each;

[1]	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the AGM is preferred, strike out the words “, or failing him/her, the Chairman of the annual general meeting of the Company” and insert the name and address of the proxy desired in the space provided. A shareholder who is the holder of two or more shares may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

(b) the Directors be authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Consolidated Shares to be issued to shareholders of the Company to round up any fractions of Consolidated Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Fractional Share Arrangement”); and

(c) upon the Share Consolidation becoming effective, the authorised share capital of the Company be increased from (a) US$48,000,000 divided into 4,800,000,000 shares of a nominal or par value of US$0.01 each of which 4,195,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.01 each, 600,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.01 each, and 5,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.01 each, to (b) US$50,000,000,000,000 divided into 5,000,000,000,000,000 shares of a nominal or par value of US$0.01 each, of which 4,374,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.01 each, 625,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.01 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.01 each, by the creation of an additional 4,374,495,805,000,000 unissued Class A Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class A Ordinary Shares, 624,999,400,000,000 unissued Class B Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class B Ordinary Shares, and 499,995,000,000 unissued Preferred Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Preferred Shares (the “Authorised Share Capital Increase”).

SPECIAL RESOLUTIONS

2.	THAT upon the Share Consolidation and the Authorised Share Capital Increase becoming effective, the third amended and restated memorandum and fifth amended and restated articles of association of the Company (together the “New M&A-1”), which contains the proposed Share Consolidation and the Authorised Share Capital Increase and a copy of which has been attached as Annex A to the notice of the AGM, be and are hereby approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect, and any Director, registered office provider or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the adoption of the New M&A-1, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

3.

THAT subject to and conditional upon, amongst other things, (i) the Share Consolidation and Authorised Share Capital Increase becoming effective; (ii) an order being made by the Grand Court of the Cayman Islands (the “Court”) confirming the Capital Reduction (as defined below); (iii) registration by the Registrar of Companies of Cayman Islands of a copy of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose (if applicable); and (iv) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction (if applicable), with effect from the date on which these conditions are fulfilled:

(a)    the par value of each issued Consolidated Share of par value of US$0.01 each in the share capital of the Company be reduced to US$0.0000001 par value each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$0.0099999 on each of the then issued Consolidated Shares;

(b)    the credit arising from the Capital Reduction be authorised to be applied towards offsetting the accumulated losses of the Company (if any) as at the effective date of the Capital Reduction (the “Accumulated Losses”) and the balance of any such credit (if any) remaining after offsetting the Accumulated Losses be transferred to a distributable reserve account of the Company which may be utilised by the Company as the Directors may deem fit and in any manner as permitted by all applicable laws and the memorandum and articles of association of the Company, including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time;

(c)    each of the authorised but unissued Consolidated Shares of a par value of US$0.01 each be sub-divided into 100,000 unissued shares of the Company of a nominal or par value of US$0.0000001 each (the “Share Subdivision”) such that the authorized share capital of the Company shall be US$50,000,000,000,000 divided into 500,000,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 437,450,000,000,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,500,000,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 50,000,000,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each;

(d)    upon the effectiveness of the Capital Reduction and the Share Subdivision, the Company cancels US$49,999,500,000,000 of its authorised and unissued share capital, by the cancellation of 437,445,625,500,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,499,375,000,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 49,999,500,000,000,000 Preferred Shares of a nominal or par value of US$0.0000001 each, each not having been taken or agreed to be taken by any person, such that following such cancellation, the authorized share capital of the Company will be diminished from (i) US$50,000,000,000,000 divided into 500,000,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 437,450,000,000,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,500,000,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 50,000,000,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each to (ii) US$500,000,000 divided into 5,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 4,374,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 625,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each (the “Diminution of Authorised Share Capital”); and

(e)    immediately following the Capital Reduction, the Share Subdivision and the Diminution of Authorised Share Capital becoming effective, the fourth amended and restated memorandum and sixth amended and restated articles of association of the Company (together the “New M&A-2”), which contains the proposed Capital Reduction, Share Subdivision and the Diminution of Authorised Share Capital and a copy of which has been attached as Annex B to the notice of the AGM, be and are hereby approved and adopted in substitution for and to the exclusion of the then existing memorandum and articles of association of the Company with immediate effect, and any Director, registered office provider or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the adoption of the New M&A-2, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

Dated__________, 2025	Signature(s)[4]

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. The description of each resolution herein is by way of summary only. The full text appears in the notice of the AGM.

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